

Mail Stop 7010

March 12, 2009

Terry D. Schumacher
Chief Financial Officer
Jewett-Cameron Trading Company Ltd.
32275 NW Hillcrest
North Plains, Oregon 97133

      Re: Jewett-Cameron Trading Company Ltd.
             Form 10-K for Fiscal Year Ended August 31, 2008
             File No. 0-19954

Dear Mr. Schumacher:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

                Sincerely,

                John Cash
                Accounting Branch Chief